Filed by PPG Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: PPG Industries, Inc.
Commission File No.: 001-01687

The following is the transcript of an investor presentation given by David B. Navikas, Senior Vice President, Finance and Chief Financial Officer of PPG Industries, Inc., at the Citigroup Basic Materials Symposium on November 27, 2012:

Dan:	…so with that introduction, please let me introduce David Navikas.

David Navikas:
Thank you, Dan. Good morning everyone and welcome. PPG is pleased to be presenting here today at the Citi 2012 Basic Materials Symposium. And as Dan indicated, my name is Dave Navikas, and I'm the Senior Vice President, Finance and Chief Financial Officer.

Let me begin by reminding you of the Safe Harbor statements that all of our prepared remarks and the subsequent Q&A session may contain forward-looking statements, and that our future results may differ from those statements, and we're under no obligation to update those forward-looking statements.

And as Dan mentioned, we are in the midst of a portfolio transformation. As we would describe the situation, it's been an ongoing situation and for this presentation, I'm taking you back to the year 2001. In the period from 2001 to 2011, we've taken a series of strategic actions to move our overall portfolio away from a diversified, more commodity oriented industrial company toward a much more focused coatings and specialty materials company. The strategic actions have included about 50 acquisitions over that time period, mainly in the coatings space. And those actions have been supported by organic global growth in the core coatings and specialty materials segments. We've also divested a variety of our businesses in both the automotive glass and the fine chemicals business, and prior to this time period, we had also been in glass production in both Asia and in Europe, and we had divested of those businesses prior to 2001. As a result of those strategic actions, our coatings and specialty materials businesses have more than doubled in the time period from '01 to 2011. And they've grown significantly as a percentage of our total portfolio, and now those businesses that are our core focus represent 80 percent of our sales.

About four months ago, we announced another significant step in our strategic transformation. This is the separation of our commodity chemicals business and its merger with a subsidiary of Georgia Gulf Corporation in a transaction structured as a Reverse Morris Trust. Upon the completion of that transaction, which I'll comment more on in a moment, on a pro forma basis, our portfolio will be about 90 percent coatings and specialty materials.

This slide summarizes the consideration that PPG will be receiving in the commodity chemicals business separation. On the day of the announcement, which was July 18 of this year, the financial consideration was valued at $2.1 billion, including the debt and minority interest assumed by the newly merged company, along with the value of the Georgia Gulf stock to be distributed to our shareholders. That represented about a 5.1 times 2011 EBITDA of the commodity chemicals business and 7.6 times the three year average EBITDA of the business in the 2009 to 2011 timeframe. Since the announcement, the value of the financial consideration has grown by about $500 million to about $2.6 billion, which would represent 6.3 times 2011 EBITDA and 9.4 times the average EBITDA of 2009 to 2011. In addition, the newly merged company will assume about $470 million of defined benefit pension liabilities, fully funded on an ERISA basis at the time of the closing, and $230 million of other long term liabilities related to post-retirement medical benefits and environmental remediation costs. And finally, I'll remind you that an additional feature of the Reverse Morris Trust transaction is that it is tax efficient to both PPG and our shareholders.

One of the other attributes of the Reverse Morris Trust transaction is a decision that PPG will be making relative to the distribution of approximately 35 million shares of what I'll refer to as new Georgia Gulf to PPG's shareholders. There are two alternatives available to us to accomplish that distribution, one referred to as a spinoff, the other a split-off. Under the spinoff option, the 35 million Georgia Gulf shares are distributed to all of our shareholders in a pro rata fashion. So it's approximately 153 million shares of PPG shares outstanding. That would equate to about .23 shares of Georgia Gulf stock for each share of PPG stock held. Under the split-off alternative, an offer would be made to all PPG shareholders to tender some or all of their PPG stock in return for Georgia Gulf shares, which would be priced at a discount to the Georgia Gulf stock market price. Both alternatives result in a tax efficient distribution to PPG shareholders of the Georgia Gulf stock, while the split-off provides our shareholders with the flexibility to participate in receiving the Georgia Gulf shares or not, and ensures that the Georgia Gulf shares only go to those PPG shareholders who are interested and have the portfolio capability to own the Georgia Gulf shares. Also as a result of the shares being tendered in the exchange offer as part of the split-off, it has the result of reducing the PPG share count by about six to nine percent, based on the current market prices of the two companies stock. This would result in an increase in our earnings per share of an estimated 50 cents in 2013, providing a benefit to all of those who remain PPG shareholders. As we have stated several times in the past, we are currently interested in pursuing the split-off transaction, and outside of some unexpected market dislocation, we believe that we will ultimately use that approach to distribute the Georgia Gulf shares to the PPG shareholders.

Reverse Morris Trust is a relatively complicated transaction, and we continue to work on the various aspects needed to complete the transaction. We have received the competition clearance from both the U.S. and the Canadian regulatory authorities. We have a variety of other tasks that are underway with several of the noteworthy milestones indicated on this chart. Progress is continuing to be made on all fronts as expected on these other actions, and we continue to expect that the transaction will be completed in early 2013.

Shifting now to some further comments on our ongoing core coatings businesses, if you look at the end markets that the industry serves, as shown on the right side of this chart, just under half of the market is architectural or deco paint. This, by its nature, is a more local or regional business, with many smaller competitors in each country. The remainder of the coatings market, which we refer to as special purpose coatings, serves very technically demanding markets, such as aerospace, automotive, and marine coatings. These coatings are typically produced to achieve detailed customer specifications, and generally require a great deal of customer intimacy and technical service after the sale. The overall coatings industry is a consolidating industry, as indicated on the left hand side of the chart, with PPG currently being the second largest player globally, following Akzo Nobel. For the industry as a whole, the top ten competitors represent about 60 percent of the $95 billion coatings industry, and that compares to about a 50 percent concentration of the market in the top ten competitors a few short years ago.

As you can see in this chart, PPG has one of the strongest global footprints in the coatings industry, and is the only major coatings company to have a position in each of the major coatings end market verticals. As a matter of fact, PPG has the number one or number two position in all markets globally with the exception of architectural, where we have a number three position. None of the other coatings companies match the global breadth of the PPG coatings product offerings. We also have an excellent global footprint with about one-third of our sales currently in the U.S. and Canada, one-third in Europe, and one-third in emerging regions of the world. This broad end-market footprint and extensive geographic coverage, provides us with the opportunity to pursue the best growth prospects around the world.

In addition, PPG is a margin leader among the major global coatings companies. This is a sustainable advantage, due in part to our strong market positions in the special purpose coatings end-use markets, such as aerospace, automotive OEM, and refinish, which in the spectrum of margin performances are at the high end of the overall global coatings portfolio. These are the markets which value technology and innovation, and typically have higher barriers to entry.

Looking at some of our current year coatings trends, our overall volume growth in coatings in 2012 has been modest, but the results vary significantly by region. We've continued to see excellent growth all year in the U.S. and Canada, supported by very strong growth in automotive OEM and aerospace and solid performance in our U.S. architectural coatings business. Europe remains challenging, but our performance did improve in Q3 in comparison with Q2 on a year over year basis, including the positive impact of less customer inventory destocking that had an adverse impact on volumes in Europe in Q2. In Asia and Latin America, our activity level has been essentially flat from a volume point of view. However, several of our businesses have continued to grow in these regions, with that growth being offset primarily by lower marine ship building activity, which is concentrated in China and Korea.

Looking at our volumes over a more extended period of time, these emerging regions have grown since the downturn in 2008 by 15 percent. However, in the developed regions, our volumes still remain down about 10 percent from the 2008 level in the aggregate, with Europe down about 15 percent, and the U.S. down a bit more than five percent. In total, the company remains down about six percent in volumes compared with 2006, which provides us with potential volume uplift as some of these markets like the U.S. construction market, continue to mend.

Looking at our earnings performance, while our overall volumes, as I just indicated, were up about one percent for this year, we've grown our pre-tax earnings in all regions in 2012. Our strongest performance has been in the U.S. and Canada, with year to date growth of 15 percent, and good growth in our earnings in emerging regions, as well. We are aggressively managing our situation in Europe, and have expanded our European earnings on declining volumes, despite the economic weakness in the region, and despite significant negative impacts from currency. And I'll comment further on some of the cost actions that we have taken, particularly in Europe.

We're pleased with the performance in each of these regions, and despite the differences in demand levels that we have seen across the globe. We did announce a significant restructuring action in April of 2012, so our earnings results this year have been aided by the savings stemming from the previously announced restructuring plan, which actions are now in the process of being implemented. As we had indicated back in April, these actions are focused primarily on Europe, and are well underway with the expected benefit in 2012 in the range of $40 to $50 million of cost savings, and an expectation of additional $70 to $80 million of savings in 2013. These aggressive steps reflect our ongoing commitment to drive our results based on managing the things that we are able to control.

Our improved coatings earnings performance is one of the major factors in the record financial performance that we have delivered coming out of the recession, as we have posted nine consecutive quarterly adjusted earnings per share records. This is despite a heavy dose of raw material inflation in 2011 and 2012, and as I mentioned previously, with volumes that overall are still at below pre-recession levels. In addition to the strong operating performance, our earnings have also on a per share basis have been aided by our cash deployment, which has included share repurchase activity and bolt-on acquisitions, as well as a reduction in our overall global effective tax rate in this time period.

Regarding our cash position, we've continued our strong cash generation with 2012 year to date cash from operations through the first three quarters up 33 percent from three quarters of a year ago. The fourth quarter is traditionally our strongest period of cash generation due to some of the seasonality of our individual businesses, and typically accounts for about 40 percent of our annual cash from operations. And we expect a performance from a cash perspective in the fourth quarter consistent with that historical performance. This will supplement an already strong cash position as we ended the third quarter with about $2 billion of cash and short term investments, which is a record level for the company. The cash on hand at the end of September included the net proceeds from a $400 million ten year note offering, which we issued in late August of this year in anticipation of debt that we have coming due in the first quarter of 2013. In addition, we expect to receive $900 million in cash from the commodity chemicals separation transaction that I had discussed earlier, so this would raise our cash on hand in early 2013 to what we would expect to be something over $3 billion, giving us considerable financial flexibility heading into early 2013.

We will continue our disciplined approach to cash deployment. Our priorities for the use of our cash have not changed and are listed on the left hand side of the chart. Our capital spending needs are about two to two-and-a-half percent of sales on an annual basis. That's on a go forward basis looking out into 2013. And that's down considerably from where we were a decade ago as the transformation of the portfolio that I have mentioned has moved us to a coatings focus, which is a much less capital intensive manufacturing business than our glass and chlor-alkali businesses were in the past. We have an exemplary dividend history, having raised our dividend in each of the last 40 consecutive years, and we've paid uninterrupted dividends since 1899. We obviously attend to our debt obligations and have $600 million of term debt coming due in March of 2013, which we'll pay off with cash on hand. Regarding defined benefit pension plans, we don't have any required pension contribution in the U.S. in 2012, nor do we expect one for 2013. And we'll have about $75 million of cash contributions to non-U.S. defined benefit pension plans, both this year and next year.

Our primary focus for deploying our remaining cash is acquisitions, and we expect to complete several acquisitions over the next 12 to 24 months to further participate in the consolidation of the coatings industry on a global basis, which as I mentioned before, we have been participating in over the course of the last 20 years.

Finally, we will utilize cash for share repurchases as we have in the past, which we view as another means of returning cash to our shareholders. In 2010 and 2011, we repurchased shares using $1.5 billion of cash. Our share repurchases in 2012 have been impacted by the ongoing commodity chemicals separation transaction, but we expect to restart share repurchase activity in 2013 following the completion of that transaction, and the level of the share repurchase activity in 2013 will be dependent upon our assessment of what's in the acquisition pipeline at that time. The overriding theme here is a balanced deployment of our cash. In the past ten years, we have deployed $13 billion of cash. A little over half of that was deployed with focuses on growing our businesses for both organic capital spending and acquisitions, and the other half was returned to our shareholders in the form of cash dividends and share repurchases. And we certainly view that the strong cash position that we enjoy today provides us with excellent opportunities for deploying that cash and growing the company's earnings into the future.

That concludes the prepared remarks I had today, and I would be happy to use the remainder of our time to answer any questions that those of you in the audience may have. Yes, there in the back.

Q:
Thanks. So with the chlor-alkali business now being sold, can you just talk about the strategic rationale for keeping glass or not keeping glass in the portfolio just as you kind of move away from old economy, cap-ex intensive businesses? Thanks.

Answer:
So our remaining non, what I'll call non-core businesses, would be in our glass segment. In that segment, there are two businesses, a flat glass business, which is the historic foundation of PPG Industries back in the late 1800s, and the second business is the fiber glass business that emerged in the 1950s as an outgrowth from that glass business. We have said for some time that those businesses are no longer core to the strategy of being focused on coatings, optical, and specialty materials. Both of those businesses have been adversely impacted by the recession in late 2008 and 2009. The glass business is much more oriented to the commercial construction market than residential construction. That has historically been a long cycle market. It was slower to downturn in 2009 than residential construction, but the expectations for the recovery in commercial construction is stretched out further than the expectations relative to residential construction. So we feel that neither of these businesses are operating in economic conditions today that would lead to us getting the value that we believe remains in those businesses. So we continue to work today to manage those businesses and operate them as effectively as we can in these market conditions, but certainly on a long term basis, we do not see these remaining as part of the portfolio, and when we find and opportunity to divest them at what we perceive to be an appropriate value for the shareholders, we would be doing that. Yes, over there to the right.

Q:
Can you maybe quantify a little bit more how much of an impact and kind of an overly bullish view on housing would have on you guys in North America? I mean, I think consensus we consider today around 850, 900 maybe next year, maybe even a little aggressive. What would happen if we saw housing starts in the one-three, one-four, or even one-five range?

Answer:
Well, at that level, we would be back approaching the level of builds that we had seen in probably 2007. And so we've seen about a 20 percent decline in our architectural business here in North America at the levels where we're operating on a housing start today. So I would say at that kind of perceived improvement in housing starts next year, that it would enable us to get back that volume that we have lost since 2008 in the architectural business here in the U.S. Yes?

Q:
You talked about volumes being still down from the peak in 2006, you showed sort of the industry landscape consolidating still quite fragmented. As you look across view markets, if you're looking overall at an industry that is still somewhat fragmented and oversupplied, are you seeing any pockets of weakness within the portfolio from a pricing or competitive perspective that you would highlight?

Answer:
Well, I would say that I commented on both of the areas that I would mention. The first would be in marine. Certainly, as we sit here today, that's a market where the conditions are not showing any signs of improvement. They've been on decline and are hopefully reaching a bottom. But that's been a long term history of that market. So while it doesn't look attractive today, we have a good position in that market on a global basis, and we believe that there will be a recovery there. So I would view that the current situation that we see there is a temporary circumstance. But certainly as we operate today and look ahead to 2013, that's a soft point. Certainly, the markets in Europe are currently operating under adverse economic conditions, and that's going to continue, in our view, at least into 2013. We've also got a relatively small architectural business in China that is focused primarily in the Shanghai area, and it's focused on commercial construction activity, which has also, looking at activity within China, that's one area where we have seen a slowing of overall industrial activity. So that's a soft spot for us today, as well. Yes?

Q:
…there seems to be a much greater emphasis on substitution issues, there seems to be an emphasis on possibly backward integration with your new technology, and there also seems to be noise about you'll move some of our sourcing between producers, that you shifted some production from one producer to other producers, so talk a little bit about your strategy in this business.

Answer:
Well, let me comment on that last point first, that certainly I've heard elsewhere this rumor of a shift of our sourcing of TiO2. But to the best of my knowledge, there's no substance to that rumor. So we buy from all of the producers, we generally buy on a contract basis on a quarterly buy, but we have not taken any actions to dramatically shift the balance of who we're buying from. Back to the beginning of your question, we certainly are focused on TiO2 pricing. First of all, the coatings business, while being not capital intensive, is a materials business. So about 80 to 85 percent of our variable costs of manufacture in coatings are raw materials. TiO2 is an important raw material, particularly used most heavily in our architectural business, and to a lesser extent in some of the other specialty coatings businesses. The price of TiO2 over the past two years has doubled, being the most significant increase and the most prolonged increase that we've seen in the price of TiO2, I would say, as long as I can remember probably ever. So that combination of factors, I believe, has caused the entire coatings industry, which is a large consumer of TiO2, think of it as the white pigment in paint. So if you're using white wall paint, the hiding power and the coloring of that paint is produced by the use of TiO2 as the pigment in the formulation for that product. All of the coatings producers have been looking at ways to address the rising cost of TiO2. We certainly have announced about this time last year that we have a focused program to reformulate our product to use less TiO2 or use replacement product to produce the same end result to be able to utilize more Chinese produced TiO2. There are two fundamental processes by which titanium dioxide is refined into a usable pigment. The chloride process is the more preferred process; the sulfate process generally produces a lower quality and a yellower kind of pigment. So there's an interest in trying to upgrade the quality of the sulfate grade pigment or helping those producers move to being able to produce using the sulfide process. As an outgrowth of the chlor-alkali business that we're in the process of separating, back in the last '60s and early '70s, we were a TiO2 producer. So we got out of that business, we are not intending to back integrate into producing TiO2 again in the future, but we do have technology for the chloride process and the finishing of TiO2, which we believe is a useful technology resource to Asian producers and other non-major producers, there being five major TiO2 producers on a global basis. So we have been active in marketing that technology with other producers in developing parts of the world who find parts of that technology of value. We have a technology agreement with a company in Canada and one in China and others that we're looking at, and that would be intended to help them become an additional supplier into the global marketplace. At the moment, all we have with them are technology agreements. We have no commitments to invest any capital in production of TiO2 using the technology, we're looking for potentially supply arrangements in the future and just elevating the number of suppliers and the magnitude of supply available in the marketplace. We had set a target this year of achieving a four to six percent reduction in our TiO2 consumption in 2012, and we are on target to achieve about a four percent reduction this year. So we feel good about the results that we have achieved this year. We have seen the price of TiO2 stabilize and come down somewhat, but that's not much of a movement, in relation to the doubling in price that has occurred over the last two years. So we will continue the efforts that we have underway to try and reduce the amount of TiO2 we need to consume because it remains a significant cost of our product.

Q:	Is the intent to try and get the price back to $2,000 or $3,000? Is there a target where you sort of see this process evolving?

Answer:
Well, I wouldn't say that we have looked at it and tried to - I mean, our efforts are incrementally making a change, but they are not likely going to make, they're not going to drive the global market for TiO2. So we have seen that industry operate with much more discipline than they have in the past, and so we feel that with some additional competitors that would be entering the marketplace as a result potential of using some of the technology, that that will have for us a positive impact on the dynamic within the TiO2 business, and we would hope that that would have a positive impact relative to price. And that's what we're trying to achieve. Yes? I'm sorry, are we okay for one? Yes? Go ahead.

Q:	Thanks, just a follow-up on TiO2. Just so I get a better sense, then how long would it take from the point of when your technology license is granted to competitor X to that they could actually produce it and then take it to market, how long does that whole process take?

Answer:
Well, I would say that we're looking at something on the order of at least 15 months. And it's a different situation in China; we're talking about sulfate grade producers that are trying to shift to use the chloride process. In Canada, we've got a company that is trying to develop a new method of refining the ore and the technology that we have available to them is what would be referred to as a finishing technology. It's the last step to get the molecule sizes appropriate to get the end result we're looking for from the pigment in paint. So that's much more a developmental effort. And so the question is will the technology allow them to produce a sellable product? And that may take a longer time to be proven in the lab, which is what's going on right now.

Q:	And are these licenses potentially a meaningful revenue stream for you guys or the goal is just to get you guys doing it?

Answer:
No, these would not produce a significant revenue stream. We hope to - our benefit would be from an increased supply and presumably a supply position at a better price than the market price is today, or whenever that is in the future.

Q:	Got it, thanks.

David:	Okay? Thanks very much.

END